SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

BLACKROCK WORLD INCOME FUND, INC.

Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Election to be duly executed on its behalf in the Township of Plainsboro and the State of New Jersey on the 24th day of April 2009.

BLACKROCK WORLD INCOME FUND, INC.
(Name of Registrant)

			By:	/s/ Donald C. Burke
				Name:	Donald C. Burke
				Title:	President and Chief Executive Officer

Attest:	/s/ Denis R. Molleur
	Name:	Denis R. Molleur
	Title:	Assistant Secretary